

December 19, 2019

James Standen
Chief Financial Officer
COMPASS MINERALS INTERNATIONAL INC
9900 West 109th Street, Suite 100
Overland Park, KS 66210

> **Re: COMPASS MINERALS INTERNATIONAL INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-31921**

Dear Mr. Standen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data, page 33

1. We note you present product cost exclusive of depreciation, depletion and amortization ("DD&A"). We also note you present product cost inclusive of DD&A on the face of the Consolidated Statements of Operations. Since product cost is presented exclusive of DD&A within Selected Financial Data ("SFD"), please explain to us how you considered whether this is a non-GAAP financial measure that should be disclosed in accordance with Item 10(e) of Regulation S-K. If you conclude that product cost presented exclusive of DD&A is a non-GAAP measure please provide the disclosures required by Item 10(e) of Regulation S-K. Alternatively, if you conclude product cost exclusive of DD&A is not a non-GAAP measure, please tell us why.

2. It appears some portion of DD&A already included within the DD&A line item is also included in selling, general and administrative expenses ("SG&A"). Please clarify for us whether this is the reason why we were unable to recalculate operating earnings based on

the revenues and expenses presented within Selected Financial Data. If so, then please disclose the amount of DD&A also included SG&A expenses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

3. Reference is made to Note 8 (Income Taxes) on page 64.   We note you disclosed pretax earnings from foreign operations of $158.2 million and $143.9 million in fiscal years 2018 and 2017, respectively. Additionally, we note you disclosed significant pretax domestic losses of ($80.6) million and ($41.2) million in fiscal years 2018 and 2017, respectively. We note you discuss your results on a consolidated and segment basis, however it is unclear from your discussion what underlying factors are driving these disparate domestic and foreign operating results. In view of the differences in pretax earnings, please tell us what consideration you gave to expanding upon your results discussion to include additional qualitative and quantitative reasons for any material changes in results or known trends in your domestic operations. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339 or Sondra Snyder, Senior Staff Accountant at (202) 551-3332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation